SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MF GLOBAL HOLDINGS LTD.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

55277J 108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55277J 108
1.	Names of Reporting Persons. Man Group UK Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized in the United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

[1]

As of May 26, 2010, no shares of common stock of MF Global Holdings Ltd. (the “Issuer”) are beneficially owned by Man Group UK Limited. Man Group UK Limited is a wholly-owned subsidiary of Man Group plc.

On August 13, 2009, Man Group UK Limited entered into a variable forward sale agreement (the “VFS Agreement”) with an unaffiliated counterparty pursuant to which Man Group UK Limited was obligated to deliver up to an aggregate of 22,252,667 shares of the Issuer’s common stock (Man Group UK Limited’s entire ownership stake in the Issuer). For a full description of the original terms of the VFS Agreement, see the Form 4 filed by Man Group UK Limited on August 17, 2009. On May 26, 2010, Man Group UK Limited early settled the VFS Agreement and delivered 20,137,916 shares of the Issuer’s common stock to the counterparty and retained 2,114,751 shares of common stock that had been subject to potential delivery under the VFS Agreement. On May 26, 2010, in a separate transaction, Man Group UK Limited sold 2,114,751 shares of common stock to an unaffiliated buyer. For additional details regarding these transactions, see the Form 4 filed by Man Group UK Limited on May 28, 2010.

11.	Percent of Class Represented by Amount in Row (9) 0.0%.[1]
12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Man Group plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized in the United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%[2]
12.	Type of Reporting Person (See Instructions) CO

[2]	As of May 26, 2010, no shares of common stock of MF Global Holdings Ltd. are beneficially owned by Man Group plc.

Item 1.	(a)	Name of Issuer

MF Global Holdings Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

717 Fifth Avenue, 9th Floor New York, New York 10022

Item 2.	(a)	Name of Person(s) Filing

Man Group UK Limited Man Group plc

	(b)	Address of Principal Business Office or, if none, Residence Man Group UK Limited Sugar Quay Lower Thames Street London EC3R 6DU England

Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU England

	(c)	Citizenship

Man Group UK Limited and Man Group plc are each organized under the laws of England and Wales.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 55277J 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

	(a) – (c)	The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages of this Schedule 13G/A.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 14 February 2011

MAN GROUP UK LIMITED

By:	/s/ Lisa Daniels
Name: Lisa Daniels
Title: Company Secretary

MAN GROUP plc

By:	/s/ Rachel Rowson
Name: Rachel Rowson
Title: Company Secretary

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Man Group UK Limited and Man Group plc on February 11, 2008 in respect of the common shares of MF Global Ltd.)